                                                              Page 1 of 10 Pages

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*

                                      Ixia
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45071R109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[ ]      Rule 13d-1(c)

[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 45071R109              SCHEDULE 13G                 Page 2 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
         1        NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Errol Ginsberg
--------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[ ]
                  (See Instructions)                                      (b)[ ]
--------------------------------------------------------------------------------
         3        SEC USE ONLY
--------------------------------------------------------------------------------
         4        CITIZENSHIP OR PLACE OF ORGANIZATION             United States
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER        32,394 shares comprised of
                           (a) 16,197 shares held by the Genia Katz 2001
                           QuickGRAT dated October 3, 2001, of which Mr.
                           Ginsberg is the sole trustee and (b) 16,197 shares
     NUMBER                held by the Roleen Postan 2001 QuickGRAT dated
                           October 3, 2001, of which Mr. Ginsberg is the sole
      OF                   trustee.
                     -----------------------------------------------------------
     SHARES          6     SHARED VOTING POWER      7,067,625 shares held by the
                           Errol Ginsberg and Annette R. Michelson Family Trust
  BENEFICIALLY             dated October 13, 1999, the voting power of which is
                           shared by Errol Ginsberg and Annette R. Michelson
     OWNED                 (Mr. Ginsberg's spouse) as the trustees thereof.
                     -----------------------------------------------------------
      BY             7     SOLE DISPOSITIVE POWER   32,394 shares comprised of
                           (a)16,197 shares held by the Genia Katz 2001
     EACH                  QuickGRAT dated October 3, 2001, of which Mr.
                           Ginsberg is the sole trustee and (b) 16,197 shares
   REPORTING               held by the Roleen Postan 2001 QuickGRAT dated
                           October 3, 2001, of which Mr. Ginsberg is the sole
    PERSON                 trustee.
                     -----------------------------------------------------------
     WITH            8     SHARED DISPOSITIVE POWER 7,067,625 shares held by the
                           Errol Ginsberg and Annette R. Michelson Family Trust
                           dated October 13, 1999, the dispositive power of
                           which is shared by Errol Ginsberg and Annette R.
                           Michelson as the trustees thereof.
--------------------------------------------------------------------------------
         9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                7,100,019 shares
--------------------------------------------------------------------------------

        10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES (See Instructions)                                  [ ]
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 45071R109              SCHEDULE 13G                 Page 3 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
        11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)        12.3%
--------------------------------------------------------------------------------
        12        TYPE OF REPORTING PERSON (See Instructions)                 IN
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 45071R109              SCHEDULE 13G                 Page 4 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
         1        NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Annette R. Michelson
--------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[ ]
                  (See Instructions)                                      (b)[ ]
--------------------------------------------------------------------------------
         3        SEC USE ONLY
--------------------------------------------------------------------------------
         4        CITIZENSHIP OR PLACE OF ORGANIZATION             United States
--------------------------------------------------------------------------------
    NUMBER OF        5     SOLE VOTING POWER       0 shares
                     -----------------------------------------------------------
     SHARES          6     SHARED VOTING POWER     7,067,625 shares held by the
                           Errol Ginsberg and Annette R. Michelson Family Trust
  BENEFICIALLY             dated October 13, 1999, the voting power of which is
                           shared by Annette R. Michelson and Errol Ginsberg
    OWNED BY               (Ms. Michelson's spouse) as the trustees thereof.
                     -----------------------------------------------------------
     EACH            7      SOLE DISPOSITIVE POWER 0 shares
                     -----------------------------------------------------------
  REPORTING          8     SHARED DISPOSITIVE POWER 7,067,625 shares held by the
                           Errol Ginsberg and Annette R. Michelson Family Trust
 PERSON WITH               dated October 13, 1999, the dispositive power of
                           which is shared by Annette R. Michelson and Errol
                           Ginsberg as the trustees thereof.
--------------------------------------------------------------------------------
         9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                7,067,625 shares
--------------------------------------------------------------------------------
         10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES
                  (See Instructions)                                         [X]
--------------------------------------------------------------------------------
         11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)        12.3%
--------------------------------------------------------------------------------
         12       TYPE OF REPORTING PERSON (See Instructions)                 IN
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 45071R109              SCHEDULE 13G                 Page 5 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
         1        NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  The Errol Ginsberg and Annette R. Michelson Family Trust dated
                  October 13, 1999 (the "Ginsberg and Michelson Family Trust")
--------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[ ]
                  (See Instructions)                                      (b)[ ]
--------------------------------------------------------------------------------
         3        SEC USE ONLY
--------------------------------------------------------------------------------
         4        CITIZENSHIP OR PLACE OF ORGANIZATION                California
--------------------------------------------------------------------------------
    NUMBER OF        5     SOLE VOTING POWER       0 shares
                     -----------------------------------------------------------
     SHARES          6     SHARED VOTING POWER     7,067,625 shares, the voting
                           power of which is shared by Errol Ginsberg and
  BENEFICIALLY             Annette R. Michelson as trustees of the Ginsberg and
                           Michelson Family Trust.
    OWNED BY         -----------------------------------------------------------
                     7     SOLE DISPOSITIVE POWER 0 shares
      EACH           -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER 7,067,625 shares, the
   REPORTING               dispositive power of which is shared by Errol
                           Ginsberg and Annette R. Michelson as trustees of the
  PERSON WITH              Ginsberg and Michelson Family Trust.
--------------------------------------------------------------------------------
         9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                7,067,625 shares
--------------------------------------------------------------------------------
         10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES (See Instructions)                                  [ ]
--------------------------------------------------------------------------------
         11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)        12.3%
--------------------------------------------------------------------------------
         12       TYPE OF REPORTING PERSON (See Instructions)                 OO
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 45071R109              SCHEDULE 13G                 Page 6 of 10 Pages
-------------------                                           ------------------

ITEM 1(a)         NAME OF ISSUER:

                  Ixia

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  26601 West Agoura Road
                  Calabasas, CA 91302

ITEM 2(a)         NAME OF PERSON FILING:

                  This Statement is being filed jointly by Errol Ginsberg, Annette R. Michelson and the Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999, who are sometimes collectively referred to as the "Reporting Persons." Ms. Michelson is the spouse of Mr. Ginsberg.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the principal business office of the Reporting Persons is c/o Ixia, 26601 West Agoura Road, Calabasas, California 91302.

ITEM 2(c)         CITIZENSHIP:

                  Mr. Ginsberg and Ms. Michelson are United States citizens. The Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999 is a trust established under the laws of the State of California.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e)         CUSIP NUMBER:

                  45071R109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                           U.S.C. 78c).

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

-------------------                                           ------------------
CUSIP No. 45071R109              SCHEDULE 13G                 Page 7 of 10 Pages
-------------------                                           ------------------

                  (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

                  (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

                  (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                  (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)
                           (ii)(J).

                  Not applicable

ITEM 4.           OWNERSHIP:

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

                  The following information with respect to the ownership of Ixia's Common Stock by the Reporting Persons is provided as of December 31, 2002, the last day of the year covered by this Statement.

                  (a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

                      With respect to the aggregate amount of shares beneficially owned by Ms. Michelson, such amount excludes an aggregate of 32,394 shares beneficially owned by Mr. Ginsberg (Ms. Michelson's spouse) as to which Ms. Michelson disclaims beneficial ownership. Such 32,394 shares are comprised of (i) 16,197 shares owned by the Genia Katz 2001 QuickGRAT dated October 3, 2001, of which Mr. Ginsberg is the sole trustee and (ii) 16,197 shares owned by the Roleen Postan 2001 QuickGRAT dated October 3, 2001, of which Mr. Ginsberg is the sole trustee. This report shall not be deemed an admission that Ms. Michelson is the beneficial owner of such 32,394 shares for purposes of Section 13(d) or 13(g) of the Act or for any other purpose.

                  (b) Percent of class: See Row 11 of cover page for each
                      Reporting Person.

                  (c) Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:
                                    See Row 5 of cover page for each Reporting
                                    Person.

                           (ii)     Shared power to vote or to direct the vote:
                                    See Row 6 of cover page for each Reporting
                                    Person.

                           (iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

-------------------                                           ------------------
CUSIP No. 45071R109              SCHEDULE 13G                 Page 8 of 10 Pages
-------------------                                           ------------------

                           (iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

                  Instruction: For computations regarding securities which represent a right to acquire an underlying security see
                  Section 240.13d3(d)(1).

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                  securities, check the following:           [ ]

                  Instruction: Dissolution of a group requires a response to this item.

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ixia Common Stock owned by each of the Reporting Persons, respectively.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable

ITEM 10.          CERTIFICATION:

                  Not applicable

-------------------                                           ------------------
CUSIP No. 45071R109              SCHEDULE 13G                 Page 9 of 10 Pages
-------------------                                           ------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date: February 13, 2003

                                    /s/ Errol Ginsberg
                                    --------------------------------------------
                                    Errol Ginsberg (Signature)

                                    /s/ Annette R. Michelson
                                    --------------------------------------------
                                    Annette R. Michelson (Signature)

                                    THE ERROL GINSBERG AND ANNETTE R. MICHELSON
                                    FAMILY TRUST DATED OCTOBER 13, 1999

                                    By /s/ Errol Ginsberg
                                    --------------------------------------------
                                    Errol Ginsberg, Trustee (Signature)

                                    By /s/ Annette R. Michelson
                                    --------------------------------------------
                                    Annette R. Michelson, Trustee (Signature)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section. 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

-------------------                                          -------------------
CUSIP No. 45071R109              SCHEDULE 13G                Page 10 of 10 Pages
-------------------                                          -------------------

                                  EXHIBIT INDEX

Exhibit Number                    Exhibit                           Page
--------------                    -------                           ----
     1              Agreement to File Joint Statements on    Page 10 of 10 pages
                    Schedule 13G(1)

-------------------------
(1) Incorporated by reference to the Reporting Persons' Schedule 13G filed with the Commission on February 14, 2001.